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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BACKLOG & DELIVERIES 1Q26 Embraer’s backlog reached US$32.1 billion in 1Q26 – marking its sixth consecutive all‑time high The company wide backlog expanded +22% year-over-year (yoy) in 1Q26 +22% The E195-E2 was selected by Finnair E195-E2 with an order for up to 46 aircraft Executive Aviation reported a US$7.6 billion backlog, stable quarter-over-quarter (qoq) and yoy 7.6 bn Commercial Aviation reported 15 bn a US$15.0 billion backlog, up 50% yoy The Phenom 300 family was recognized as the world’s most delivered light jet for the 14th consecutive year 14th Defense & Security delivered 1 KC-390 to Portugal and 4 A-29 Super Tucano to Uruguay, Portugal and an undisclosed customer A-29 Services & Support backlog reached a record‑high US$5.1 billion, up 11% yoy 5.1 bn 3 São Paulo (SP), Brazil, April 27, 2026 Embraer (NYSE: EMBJ / B3: EMBJ3), one of the global leaders in the aerospace industry, registered a US$32.1 billion backlog in the first quarter (1Q26) – its sixth consecutive all‑time high. Embraer delivered 44 aircraft in 1Q26 across all its business units. The result represents a 47% increase compared to the 30 deliveries in 1Q25, supported by progress in the company’s production leveling initiatives. More importantly, 1Q26 deliveries corresponded to approximately 16% of the midpoint (248 aircraft) of the company’s full‑year delivery guidance (between 240 and 255 aircraft in 2026) for the combined Executive and Commercial Aviation business units, or 4 percentage points ahead of the 12% five‑year historical average for the period. Business Unit 1Q26 4Q25 1Q25 2026 Guidance Executive Aviation 29 53 23 160-170 Phenom 100 1 5 2 Phenom 300 15 23 12 Small Jets 16 28 14 Praetor 500 9 17 3 Praetor 600 4 8 6 Medium Jets 13 25 9 Commercial Aviation 10 32 7 80-85 E175 6 14 4 E190-E2 1 3 0 E195-E2 3 15 3 Total Commercial Av. & Executive Av. 39 85 30 240-255* Defense & Security 5 6 — KC-390 Millennium 1 2 — A-29 Super Tucano 4 4 — Total Commercial Av. & Executive Av. & Defense 44 91 30 Business Unit 1Q26 4Q25 qoq 1Q25 yoy Commercial Aviation 15.0 14.5 3% 10.0 50% Executive Aviation 7.6 7.6 —% 7.6 —% Defense & Security 4.4 4.6 (4)% 4.2 5% Services & Support 5.1 4.9 4% 4.6 11% Total 32.1 31.6 2% 26.4 22% Backlog by Segment - US$ bn *Excludes KC-390 Millennium and A-29 Super Tucano deliveries. Deliveries by Segment 4 Commercial Aviation Highlights Commercial Aviation reported a US$15.0 billion backlog in 1Q26. The backlog was up 50% compared to 1Q25 and 3% higher than 4Q25. During the quarter, Finnair placed an order for up to 46 E195‑E2 aircraft, including firm orders, options, and purchase rights, reinforcing activity in Commercial Aviation. As a result, 18 E195‑E2 aircraft were added to Embraer’s backlog in the first quarter of 2026. The agreement strengthened Embraer’s position in the European market and supported the E2 program’s role in fleet renewal, driven by efficiency and operational flexibility. In addition, 3 E195‑E2 aircraft were sold to an undisclosed customer. 12% 11% 25% 22% 42% The business unit delivered 10 aircraft in 1Q26 compared to 7 deliveries in 1Q25. Deliveries in the quarter represented approximately 12% of the midpoint (83 aircraft) of the company’s full‑year delivery guidance for the division (between 80 and 85 aircraft in 2026), slightly above the 11% first‑quarter historical average over the past 5 years. Consequently, Commercial Aviation finished the period with a 3.0x book-to-bill ratio over the past 12 months. The models delivered during the period included E175 aircraft to Republic Airlines (3), American Airlines (2) and SkyWest (1); E190‑E2 jets to Azorra (1); and E195‑E2 jets to Luxair (2) and AerCap (1). E190-E2 2026 5 1Q26 Backlog - Commercial Aviation Aircraft Type Firm Orders Deliveries Firm Order Backlog Options and Purchase Rights E195-E2 424 169 255 253 E190-E2 65 34 31 64 E175 1,003 819 184 110 Total 1,492 1,022 470 427 Commercial Aviation Backlog per aircraft model Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 190-E2 65 34 31 ANA (Japan) 15 — 15 Mexicana (Mexico) 10 — 10 Virgin Australia (Australia) 4 — 4 Air Kiribati (Kiribati) 2 1 1 Azorra (USA) 16 15 1 AerCap (Ireland) 5 5 — Helvetic (Switzerland) 8 8 — Wideroe (Norway) 3 3 — Undisclosed 1 1 — Placar Linhas Aéreas (Brazil) 1 1 — Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 195-E2 424 169 255 Avelo (USA) 50 — 50 SAS (Sweden) 45 — 45 Azul (Brazil) 25 — 25 LATAM (Chile) 24 — 24 Porter (Canada) 75 52 23 TrueNoord (The Netherlands) 20 — 20 Finnair (Finland) 18 — 18 Air Peace (Nigeria) 16 5 11 Aircastle (USA) 25 18 7 Azorra (USA) 23 16 7 Salam Air (Oman) 6 — 6 Mexicana (Mexico) 10 5 5 AerCap (Ireland) 43 39 4 Helvetic (Switzerland) 7 4 3 Luxair (Luxembourg) 6 3 3 Undisclosed 3 — 3 Royal Jordanian (Jordan) 2 1 1 Binter Canarias (Spain) 16 16 — ICBC (China) 10 10 — Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 175 1,003 819 184 American Airlines (USA) 204 126 78 SkyWest (USA) 288 220 68 Republic Airlines (USA) 187 161 26 Air Côte d’Ivoire (Ivory Coast) 4 — 4 Horizon Air / Alaska (USA) 50 47 3 Air Peace (Nigeria) 2 — 2 Undisclosed III 3 1 2 Overland Airways (Nigeria) 3 2 1 Air Canada (Canada) 15 15 — Air Lease (USA) 8 8 — Alitalia (Italy) 2 2 — Belavia (Belarus) 1 1 — CIT (USA) 4 4 — ECC Leasing (Ireland)* 1 1 — Flybe (UK) 11 11 — Fuji Dream (Japan) 2 2 — GECAS (USA) 5 5 — KLM (The Netherlands) 17 17 — LOT Polish (Poland) 12 12 — Mauritania Airlines (Mauritania) 2 2 — Mesa (USA) 7 7 — NAC / Aldus (Ireland) 2 2 — NAC / Jetscape (USA) 4 4 — Northwest (USA) 36 36 — Oman Air (Oman) 5 5 — Royal Jordanian (Jordan) 2 2 — Suzuyo (Japan) 11 11 — TRIP (Brazil) 5 5 — United Airlines (USA) 110 110 — * Aircraft delivered by ECC Leasing: Air Caraibes (1). 6 Executive Aviation Highlights Executive Aviation posted a US$7.6 billion backlog in 1Q26, stable yoy and qoq. The division delivered 29 aircraft during the quarter, representing a 26% increase compared to the 23 aircraft delivered in 1Q25. A breakdown of deliveries by segment points towards 16 aircraft in the small category and 13 in the medium one. Deliveries in the quarter represented approximately 18% of the midpoint (165 aircraft) of the company’s full‑year delivery guidance for the division (between 160 and 170 aircraft in 2026), or 6 percentage points ahead of the 12% first-quarter historical average over the previous 5 years, reflecting the continued success of the company’s production leveling program. Consequently, Executive Aviation ended the quarter with a book‑to‑bill ratio of 1.0x over the past 12 months. Praetor 600E During the quarter, Embraer announced the next generation of the Praetor family with the launch of the Praetor 600E and Praetor 500E, featuring a fully redesigned cabin, and advanced onboard technologies. In addition, the Phenom 300 was recognized as the world’s most delivered light jet for the 14th consecutive year, and the most delivered twin-jet for the 6th, according to industry data. 18% 12% 23% 26% 39% 1Q26 Backlog - Executive Aviation US$ bn Firm Orders Options* Total 7.6 5.3 *Values calculated based on aircraft list price. 2026 7 1Q26 Backlog - Defense & Security Aircraft Type Firm Orders Deliveries Firm Order Backlog Options KC-390 Millennium 46 14 32 19 A-29 Super Tucano* 39 12 27 — *Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023. A-29 Super Tucano Defense & Security Highlights In Defense & Security, the backlog reached US$4.4 billion in 1Q26, up 5% yoy and down 4% qoq. The business unit delivered 1 KC‑390 Millennium and 1 A-29 Super Tucano aircraft to the Portuguese Air Force, 2 A‑29 Super Tucano aircraft to the Uruguayan Air Force, as part of a fleet modernization program aimed at supporting operational capabilities such as surveillance and border patrol, and 1 A‑29 Super Tucano to an Undisclosed customer in Africa. Consequently, Defense & Security finished the period with a 1.2x book-to-bill ratio over the past 12 months. During the quarter, Embraer also confirmed the Republic of Uzbekistan as the previously undisclosed customer for the KC‑390 Millennium, expanding the platform’s global customer base and marking its entry into Central Asia. Additionally, Embraer announced the Philippines Air Force as the previously undisclosed customer for 6 A-29 Super Tucano. The purchase will expand the country’s fleet to 12 aircraft, whose historical reliability and mission accomplishment rate track record in the segment is unmatched. Embraer currently has 32 firm orders for KC-390 Millennium military transport, and 27 for A-29 Super Tucano light attack aircraft. The KC‑390 selection by Slovakia (3) and Lithuania (3) are not included in the backlog since these contracts are not effective yet or still under discussion. 8 Defense & Security Backlog per aircraft model Customer (Country) Firm Orders Deliveries Firm Order Backlog KC-390 Millennium 46 14 32 Brazilian Air Force (Brazil) 18 8 10 Netherlands Air Force (The Netherlands) 5 — 5 Austrian Air Force (Austria) 4 — 4 Sweden Air Force (Sweden) 4 — 4 Republic of Korea Air Force (South Korea) 3 — 3 Portuguese Air Force (Portugal) 6 4 2 Czech Air Force (Czech Republic) 2 — 2 Uzbekistan Air Force (Uzbekistan) 2 — 2 Hungarian Air Force (Hungary) 2 2 — Customer (Country) Firm Orders Deliveries Firm Order Backlog A-29 Super Tucano* 39 12 27 Portuguese Air Force (Portugal) 12 5 7 Philippines Air Force (Philippines) 6 — 6 Uruguayan Air Force (Uruguay) 6 2 4 Panama Air Force (Panama) 4 — 4 Undisclosed (Africa) 4 1 3 Paraguayan Air Force (Paraguay) 6 4 2 Sierra Nevada Corporation (USA) 1 — 1 KC-390 Millennium *Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023. 9 Services & Support Highlights In Services & Support, the backlog reached a record‑high US$5.1 billion in 1Q26, up 11% yoy driven by new long‑term service agreements that reinforced customer relationships across fleet support and digital solutions. Consequently, Services & Support ended the quarter with a 1.2x book-to-bill ratio over the past 12 months. During the period, Embraer entered into a long‑term support agreement with Airnorth for its E‑Jet fleet, a services agreement with the Hungarian Air Force covering its C‑390 Millennium fleet, and an AHEAD predictive maintenance agreement with Virgin Australia enabling advanced health monitoring and analytics capabilities for its E2 fleet. Services & Support ri.embraer.com.br/en CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; EMBJ Head of IR, M&A, CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA RANGEL IR Specialist alessandra.vianna@embraer.com.br MARILIA SABACK SGOBBI IR Specialist marilia.saback@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations